FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

29 June 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  S198 Notification by Barclays
  S198 Notification by Barclays
  Notification of Directors Interests
  S198 Notification by Fidelity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 29 June 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	S198 Notification by Barclays - 14 June 2005
2.	S198 Notification by Barclays - 22 June 2005
3.	Notification of Directors Interests - 23 June 2005
4.	S198 Notification by Fidelity - 24 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland - 75,784
BARCLAYS CAPITAL NOMINEES LTD - 32,500
BARCLAYS CAPITAL NOMINEES LTD - 1,284,341
BARCLAYS CAPITAL SECURITIES LIMITED - 1,000
Barclays Trust & Co & Others - 9,023
Barclays Trust Co R69 - 1,046
BNP PARIBAS - 227,910
CHASE NOMINEES LTD - 612,398
CHASE NOMINEES LTD - 14,063,085
CIBC MELLON GLOBAL SECURITIES - 134,353
Clydesdale Nominees - 4,080
Clydesdale Nominees - 300
INVESTOR BANK AND TRUST CO - 583,733
INVESTOR BANK AND TRUST CO - 7,308,859
INVESTOR BANK AND TRUST CO - 28,338
INVESTOR BANK AND TRUST CO - 30,354
INVESTOR BANK AND TRUST CO - 121,427
INVESTOR BANK AND TRUST CO - 1,157,720
INVESTOR BANK AND TRUST CO - 2,727,818
INVESTOR BANK AND TRUST CO - 117,855
INVESTOR BANK AND TRUST CO - 660,465
INVESTOR BANK AND TRUST CO - 6,110
INVESTOR BANK AND TRUST CO - 856,392
INVESTOR BANK AND TRUST CO - 64,967
INVESTOR BANK AND TRUST CO - 7,855
INVESTOR BANK AND TRUST CO - 2,473,042
INVESTOR BANK AND TRUST CO - 62,300
INVESTOR BANK AND TRUST CO - 101,990
INVESTOR BANK AND TRUST CO - 15,321
JP MORGAN (BGI CUSTODY) - 352,682
JP MORGAN (BGI CUSTODY) - 29,679
JP MORGAN (BGI CUSTODY) - 773,471
JP MORGAN (BGI CUSTODY) - 616,599
JP MORGAN (BGI CUSTODY) - 65,109
JP MORGAN (BGI CUSTODY) - 324,699
JP MORGAN (BGI CUSTODY) - 515,893
JP MORGAN (BGI CUSTODY) - 12,236,382
JP MORGAN (BGI CUSTODY) - 8,768
JP MORGAN (BGI CUSTODY) - 26,678
JPMORGAN CHASE BANK - 762,466
JPMORGAN CHASE BANK - 92,220
JPMORGAN CHASE BANK - 16,979
JPMORGAN CHASE BANK - 5,393
JPMORGAN CHASE BANK - 72,048
JPMORGAN CHASE BANK - 614,853
JPMORGAN CHASE BANK - 537,359
JPMORGAN CHASE BANK - 15,353
JPMORGAN CHASE BANK - 16,946
JPMORGAN CHASE BANK - 56,496
JPMORGAN CHASE BANK - 35,770
JPMORGAN CHASE BANK - 45,787
JPMORGAN CHASE BANK - 5,101
JPMORGAN CHASE BANK - 533,012
JPMORGAN CHASE BANK - 14,653
JPMORGAN CHASE BANK -76,296
JPMORGAN CHASE BANK - 118,609
JPMORGAN CHASE BANK - 289,134
JPMORGAN CHASE BANK - 21,008
JPMORGAN CHASE BANK - 20,917
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 373,472
Master Trust Bank - 10,446
Mellon Trust - Boston - 373,785
Mellon Trust - Boston - 73,654
MELLON TRUST OF NEW ENGLAND - 434,931
MITSUBISHI TRUST INTERNATIONAL - 3,742
MITSUBISHI TRUST INTERNATIONAL - 3,593
NORTHERN TRUST BANK - BGI SEPA - 472,489
NORTHERN TRUST BANK - BGI SEPA - 579,507
NORTHERN TRUST BANK - BGI SEPA - 119,642
R C Greig Nominees Limited - 34,360
R C Greig Nominees Limited - 8,475
R C Greig Nominees Limited - 48,456
R C Greig Nominees Limited - 7,873
Reflex Nominees Limited - 393
Reflex Nominees Limited - 2,819
STATE STREET - 8,808
STATE STREET BOSTON - 353,941
STATE STREET BOSTON - 45,937
STATE STREET TRUST OF Canada - 163,117
Sumitomo TB - 3,775
TOTAL - 54,199,952

5. Number of shares / amount of stock acquired

10,050,151

6. Percentage of issued class

0.92%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

13 June 2005

12. Total holding following this notification

54,199,952

13. Total percentage holding of issued class following this notification

5.01%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

14 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland - 75,784
BARCLAYS CAPITAL NOMINEES LTD - 32,500
BARCLAYS CAPITAL NOMINEES LTD - 2,139,203
BARCLAYS CAPITAL SECURITIES LIMITED - 1,000
Barclays Trust & Co & Others - 8,909
Barclays Trust Co R69 - 1,321
BNP PARIBAS - 297,102
CHASE NOMINEES LTD - 612,398
CHASE NOMINEES LTD - 21,472,582
CIBC MELLON GLOBAL SECURITIES - 176,277
Clydesdale Nominees - 4,080
Clydesdale Nominees - 300
INVESTOR BANK AND TRUST CO - 62,300
INVESTOR BANK AND TRUST CO - 80,003
INVESTOR BANK AND TRUST CO - 7,855
INVESTOR BANK AND TRUST CO - 121,427
INVESTOR BANK AND TRUST CO - 2,969,127
INVESTOR BANK AND TRUST CO - 30,354
INVESTOR BANK AND TRUST CO - 2,733,855
INVESTOR BANK AND TRUST CO - 117,855
INVESTOR BANK AND TRUST CO - 15,321
INVESTOR BANK AND TRUST CO - 28,338
INVESTOR BANK AND TRUST CO - 8,752,320
INVESTOR BANK AND TRUST CO - 660,465
INVESTOR BANK AND TRUST CO - 101,990
INVESTOR BANK AND TRUST CO - 959,709
INVESTOR BANK AND TRUST CO - 583,733
INVESTOR BANK AND TRUST CO - 1,173,456
INVESTOR BANK AND TRUST CO - 6,110
JP MORGAN (BGI CUSTODY) - 352,682
JP MORGAN (BGI CUSTODY) - 29,679
JP MORGAN (BGI CUSTODY) - 881,148
JP MORGAN (BGI CUSTODY) - 616,599
JP MORGAN (BGI CUSTODY) - 65,109
JP MORGAN (BGI CUSTODY) - 343,313
JP MORGAN (BGI CUSTODY) - 564,808
JP MORGAN (BGI CUSTODY) - 12,274,891
JP MORGAN (BGI CUSTODY) - 8,768
JP MORGAN (BGI CUSTODY) - 23,014
JPMORGAN CHASE BANK - 92,220
JPMORGAN CHASE BANK - 906,610
JPMORGAN CHASE BANK - 16,979
JPMORGAN CHASE BANK - 35,770
JPMORGAN CHASE BANK - 72,048
JPMORGAN CHASE BANK - 537,359
JPMORGAN CHASE BANK - 373,472
JPMORGAN CHASE BANK - 15,353
JPMORGAN CHASE BANK - 45,787
JPMORGAN CHASE BANK - 56,496
JPMORGAN CHASE BANK - 533,012
JPMORGAN CHASE BANK - 5,393
JPMORGAN CHASE BANK - 5,101
JPMORGAN CHASE BANK - 118,609
JPMORGAN CHASE BANK - 14,653
JPMORGAN CHASE BANK -76,296
JPMORGAN CHASE BANK - 20,917
JPMORGAN CHASE BANK - 289,134
JPMORGAN CHASE BANK - 21,008
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 614,853
JPMORGAN CHASE BANK - 16,946
Master Trust Bank - 15,444
Mellon Trust - Boston - 442,175
Mellon Trust - Boston - 73,654
MELLON TRUST OF NEW ENGLAND - 551,335
MITSUBISHI TRUST INTERNATIONAL - 3,742
MITSUBISHI TRUST INTERNATIONAL - 8,203
NORTHERN TRUST BANK - BGI SEPA - 711,994
NORTHERN TRUST BANK - BGI SEPA - 146,965
NORTHERN TRUST BANK - BGI SEPA - 599,039
R C Greig Nominees Limited - 34,360
R C Greig Nominees Limited - 8,475
R C Greig Nominees Limited - 48,456
R C Greig Nominees Limited - 7,873
Reflex Nominees Limited - 393
Reflex Nominees Limited - 2,819
STATE STREET - 8,808
STATE STREET BOSTON - 47,907
STATE STREET BOSTON - 353,941
STATE STREET TRUST OF Canada - 200,972
Sumitomo TB - 5,831
TOTAL - 65,532,098

5. Number of shares / amount of stock acquired

11,332,146

6. Percentage of issued class

1.05%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

21 June 2005

12. Total holding following this notification

65,532,098

13. Total percentage holding of issued class following this notification

6.05%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

22 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

British Airways Plc

2. Name of director

J F Rishton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

23 June 2005

18. Period during which or date on which exercisable

23 June 2008 - 23 June 2015

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

276p

22. Total number of shares or debentures over which options held following this notification

683,663

23. Any additional information

126,811 options granted 23 June 2005

24. Name of contact and telephone number for queries

Alan Buchanan Tel: 020 8738 5119

25. Name and signature of authorised company official responsible for making this notification

Alan Buchanan

Date of Notification

23 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FMR Corp
Fidelity International Limited
Edward C Johnson 3d

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

162,990

8. Percentage of issued class

0.01%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

24 June 2005

12. Total holding following this notification

32,349,758

13. Total percentage holding of issued class following this notification

2.86%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

24 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.